FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2004

Commission File Number: 1-14646

Sinopec Beijing Yanhua Petrochemical Company Limited

(Translation of registrant’s name into English)

No.1 Beice, Yingfeng Erli, Yanshan, Fangshan District, Beijing

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F ☒    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐    No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g-2(b):82- Not Applicable.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SINOPEC BEIJING YANHUA PETROCHEMICAL COMPANY LIMITED

Dated: April 8, 2004	By:	/s/ DU GUOSHENG

	Name:	Du Guosheng
	Title:	Chairman of the Board

Exhibit Index

a.	An announcement of results for the year ended December 31, 2003 by the Company, published on newspaper on April 6, 2004.

SINOPEC BEIJING YANHUA PETROCHEMICAL COMPANY LIMITED

(a joint stock limited company incorporated in the People’s Republic of China (the “PRC”)

(Stock Code: 325)

Annual Results Announcement for the year ended 31 December 2003

Resignation of an Independent Non-executive Director

Proposed Amendments to Articles of Association

The Board of Directors of Sinopec Beijing Yanhua Petrochemical Company Limited (the “Company”) is pleased to announce the audited results of the Company for the year ended 31 December 2003, extracted from the audited financial statements of the Company, prepared in accordance with International Financial Reporting Standards (“IFRS”), together with the comparative figures of 2002.

INCOME STATEMENT

FOR THE YEAR ENDED 31 DECEMBER 2003

(Amounts in thousands, except per share data)

		2003	2002
	Note	RMB	RMB
Turnover	2	11,473,928	9,443,061
Cost of sales		(9,723,562)	(8,368,029)

Gross profit		1,750,366	1,075,032
Selling, general and administrative expenses		(721,418)	(530,571)
Other operating income		73,243	55,979
Other operating expenses		(59,148)	(58,882)

Profit from operations		1,043,043	541,558
Net financing costs		(165,936)	(210,830)

Profit from ordinary activities before taxation	3	877,107	330,728
Income tax expense	4	(243,222)	(121,629)

Profit attributable to shareholders		633,885	209,099

Dividends attributable to the year:	5
Final dividend proposed after the balance sheet date		168,700	—

Basic earnings per share	6	0.19	0.06

NOTES

1. PRINCIPAL ACTIVITIES AND BASIS OF PREPARATION

The Company was incorporated as a joint stock company with limited liability in the PRC on 23 April 1997 as part of the reorganisation (“Reorganisation”) of Beijing Yanshan Petrochemical Corporation (“Yanshan Company”) in preparation for the listing of the Company’s shares. The Company’s shares and American Depository Shares (“ADSs”) were listed on the Stock Exchange of Hong Kong Limited (“SEHK”) and the New York Stock Exchange respectively in June 1997.

Upon the Reorganisation, the Company became a subsidiary of Yanshan Company. On 25 February 2000, China Petrochemical Corporation (“Sinopec Group”), underwent a reorganisation, and formed a subsidiary, China Petroleum and Chemical Corporation (“Sinopec”). In accordance with the reorganisation agreement, Yanshan Company, previously the Company’s parent company, transferred its 70% equity interest in the Company to Sinopec.

The principal activities of the Company are the manufacturing and sale of petrochemical products in the PRC.

The accounting policies have been consistently applied by the Company and are consistent with those adopted in the 2002 financial statements. The 2003 financial statements have been prepared in accordance with IFRS promulgated by the International Accounting Standards Board (“IASB”). IFRS includes International Accounting Standards (“IAS”) and the related interpretations approved and issued by the IASB.

2. TURNOVER

Turnover represents revenue from sales of goods to customers, net of value added tax.

3. PROFIT FROM ORDINARY ACTIVITIES BEFORE TAXATION

Profit from ordinary activities before taxation is arrived at after charging/(crediting):

	2003	2002
	RMB’000	RMB’000
Interest expense	152,424	220,918
Less: Amount capitalised as construction in progress	(9,600)	(25,805)

Interest expense, net	142,824	195,113
Cost of inventories	9,723,562	8,368,029
Depreciation	890,779	806,124

4. INCOME TAX EXPENSE

Income tax expense in the income statement represents:

	2003	2002
	RMB’000	RMB’000
Provision for PRC income tax for the year	286,903	—
Deferred taxation	(43,681)	121,629

	243,222	121,629

The provision for PRC income tax is calculated at the rate of 33% (2002: 33%) on the estimated assessable income of the Company determined in accordance with relevant income tax rules and regulations of the PRC. The Company did not carry on business overseas or in Hong Kong and therefore did not incur overseas and Hong Kong income taxes.

5. DIVIDENDS

Dividends attributable to the year represent:

	2003	2002
	RMB’000	RMB’000
Final dividend proposed after the balance sheet date of RMB 0.05 (2002: Nil) per share	168,700	—

Pursuant to a resolution passed at the Directors’ meeting on 2 April 2004, a final dividend of RMB 0.05 (2002: Nil) per share totalling, RMB 168,700,000 (2002: Nil) was proposed for shareholders’ approval at the forthcoming Annual General Meeting. The final dividend proposed after the balance sheet date has not been recognised as a liability at the balance sheet date.

6. BASIC EARNINGS PER SHARE

The calculation of basic earnings per share is based on the profit attributable to shareholders of RMB 633,885,000 (2002: RMB 209,099,000) and the weighted average number of shares of 3,374,000,000 (2002: 3,374,000,000) during the year.

Diluted earnings per share is not presented as there were no dilutive potential ordinary shares in existence during the years ended 31 December 2003 and 2002.

7. SEGMENT INFORMATION

	2003	2002
	RMB ‘000	RMB ‘000
External sales
Resins and Plastics	6,332,332	5,514,147
Synthetic Rubber	1,923,773	1,418,899
Basic Organic Chemical Products	2,700,036	2,140,185
Others	517,787	369,830

Total external sales	11,473,928	9,443,061

Cost of sales
Resins and Plastics	(5,575,377)	(4,943,357)
Synthetic Rubber	(1,474,901)	(1,189,480)
Basic Organic Chemical Products	(2,172,872)	(1,877,542)
Others	(500,412)	(357,650)

Total cost of sales	(9,723,562)	(8,368,029)

Segment gross profit
Resins and Plastics	756,955	570,790
Synthetic Rubber	448,872	229,419
Basic Organic Chemical Products	527,164	262,643
Others	17,375	12,180

Total segment gross profit	1,750,366	1,075,032
Selling, general and administrative expenses	(721,418)	(530,571)
Net financing costs	(165,936)	(210,830)
Other operating income	73,243	55,979
Other operating expenses	(59,148)	(58,882)

Profit from ordinary activities before taxation	877,107	330,728
Income tax expense	(243,222)	(121,629)

Profit attributable to shareholders	633,885	209,099

In view of the fact that Company operates mainly in the PRC, no geographical segmental information is presented.

8. COMPARATIVE FIGURES

Certain comparative figures have been reclassified to conform with the current year’s presentation.

9. AUDITORS’ REPORT

The auditors’ report in the Company’s financial statements is neither qualified nor modified.

MANAGEMENT’S DISCUSSION AND ANALYSIS

Significant Accounting Policies

The Company’s significant accounting policies are set out in note 2 of the financial statements. IFRS requires that the Company adopts the accounting policies and estimation techniques that are most appropriate in the circumstances for the purpose of giving a true and fair view of its results and financial condition. However, different policies, estimation techniques and assumptions in critical areas could lead to materially different results. In particular:

a. Impairments

If circumstances indicate that the net book value of an asset may not be recoverable, this asset may be considered “impaired”, and an impairment loss may be recognized in accordance with IAS 36 “Impairment of Assets”. The carrying amounts of long-lived assets are reviewed periodically in order to assess whether the recoverable amounts have declined below the carrying amounts. These assets are tested for impairment whenever events or changes in circumstances indicate that their recorded carrying amounts may not be recoverable. When such a decline has occurred, the carrying amount is reduced to recoverable amount. The amount of impairment loss is the difference between the carrying amount of the asset and its recoverable amount. The recoverable amount is the greater of the net selling price and the value in use. It is difficult to precisely estimate selling price because quoted market prices for the Company’s assets are not readily available. In determining the value in use, expected cash flows generated by the asset are discounted to their present value, which requires significant judgement in relation to sales volume, selling price and amount of operating costs.

b. Depreciation

Property, plant and equipment are depreciated on a straight-line basis over the estimated useful lives of the assets, after taking into account their estimated residual value. The Company reviews the estimated useful lives of the assets regularly in order to determine the amount of depreciation expense to be recorded during any reporting period. The useful lives are based on the Company’s historical experience with similar assets and taking into account anticipated technological changes. The depreciation expense for future periods is adjusted if there are significant changes from previous estimates.

c. Provision for Doubtful Debts

The Company maintains an allowance for doubtful accounts for estimated losses resulting from the inability of its customers to make the required payments. The Company bases its estimates on the ageing of its accounts receivable balance, customer credit-worthiness, and historical write-off experience. If the financial condition of the Company’s customers were to deteriorate, actual write-offs might be higher than expected.

Operations Review

In 2003, in spite of the influence of the war between the United States and Iraq and the Severe, Acute Respiratory Syndrome (“SARS”) outbreak in China, China’s economy continued to grow at a high speed and the demand for petrochemicals remained strong. As a result of China’s accession to the World Trade Organization (“WTO”) in November 2001, foreign enterprises’ costs of exporting petrochemicals into China have been reduced. China’s accession to the WTO has also had a significant impact on Chinese enterprises in terms of management mechanisms as more foreign capital enters the Chinese market. Facing intensified market challenges, the Company, through calm observation and conscientious thinking, and adherence to the development path of “low input, high output”, was able to cope with the situation, seize market opportunities, follow the established development strategies and accomplish the following tasks, and hence significantly increase the results of the Company during the reporting period:

1)	Vigorously carry out technical improvements and advancements to guarantee the sustainable development of the enterprise. In June 2003, the Company initiated one-month shutdown and overhaul of operations at the tail-end of the SARS outbreak in Beijing and further eliminated certain technological bottlenecks in the ethylene units via a technological upgrade of the ethylene units of the Company, thus enabling the Company to fully utilize the advantages gained from the increased production capacity of the ethylene units, and ensuring that the Company would operate according to the business concept of “not for the largest, but for the best”. Such a business concept in turn guarantees the sustainable development of the Company by increasing product quality as well as reducing consumption of materials and energy. Even with the one-month shutdown, the ethylene output of the Company in 2003 reached 722,000 tons, which exceeded the planned amount, ensuring the sustainable growth of the Company.

2)	Enhance the Company’s core competence through further stripping of its non-core businesses. In 2003, the Company gave more prominence to the core businesses and increased the efficient use of the Company’s core assets by further stripping away the Company’s non-core businesses, and thereby enhanced the core competence of the Company.

3)	Increase production of products with high added value by adopting a market orientated approach. In 2003, through close cooperation among all of its departments, the Company continued to adjust its product mix to improve and strengthen its profitability. Based on the thorough market research conducted, the Company engaged in efforts to develop special-purpose materials with high market demand, high added value and the domestic supply of which relies mainly on imports. As a result of such efforts, the Company further increased the sales proportion of special-purpose materials used for producing synthetic resin.

4)	Adhere to the policy of integrating supply, production, sales and research, and further improvement of sales and marketing activities. In 2003, the Company continued to strengthen its sales and marketing activities based on its prior experiences, and further harmonized the operations of the supply, production, sales and research departments. Through close cooperation between those various departments, the Company adjusted its production plans in a timely manner in order to meet market changes and the different needs of different customers, and was rated as an enterprise “to the satisfaction of the users throughout China” by the All China Users Committee of China Quality Association. The Company also reinforced its efforts in conducting market analysis and improving its ability to meet market changes, to avoid market risks and to enhance economic efficiency by continuing to adopt the sales strategy of “follow the market, maintain a stable production-sales ratio, and obtain the highest sales price”, and thus guaranteed the increase in the economic benefits for the Company.

The following table sets forth the percentages of total turnover of the principal operating expenses associated with the Company’s business:

	2003	2002
	%	%
Turnover	100.0	100.0
Less expenditure
Raw materials	(59.2)	(62.4)
Utility (fuels and power) expenses	(10.7)	(12.9)
Depreciation	(7.8)	(8.5)
Wages and bonus	(2.5)	(2.5)
Other overheads	(5.1)	(2.9)
Selling, general and administrative expenses	(5.7)	(5.0)
Other operating income/ (expenses), net	0.1	(0.1)

Operating margin	9.1	5.7

Turnover increased to RMB 11,473.9 million in 2003 from RMB 9,443.1 million in 2002, representing an increase of RMB 2,030.8 million, or 21.5%. The increase in the turnover was mainly due to the large increase in the prices of the principal products of the Company in 2003. Due to strong market demand and an increase in the prices of raw materials, petrochemical products in China maintained a high price level in 2003, which resulted in an increase of 25.9% in the weighted average sales price of the eight principal products of the Company as compared to that of 2002 (representing 79.1% and 78.6% of the total sales revenue of 2002 and 2003, respectively). The sales volume of the eight principal products of the Company decreased by approximately 4.1% in 2003 as compared with that of 2002 due to the one-month shutdown and overhaul; nevertheless, the Company’s sales revenue increased significantly.

Cost of sales increased by 16.2% to RMB 9,723.6 million in 2003 up from RMB 8,368.0 million in 2002. This increase was mainly due to the increase in the prices for raw materials and the increased overhead costs resulting from normal shutdown and overhaul. The Company’s gross profit increased by 62.8% from RMB 1,075.0 million in 2002 to RMB 1,750.4 million in 2003, as gross margin rose from 11.4% in 2002 to 15.3% in 2003.

Selling, general and administrative expenses increased by RMB 190.8 million (36.0%) to RMB 721.4 million in 2003 from RMB 530.6 million in 2002. This increase in selling, general and administrative expenses was primarily due to the increase in research and development expenses and other similar expenses.

The Company’s profit from 2003 operations was RMB 1,043.0 million, representing an increase of 92.6% when compared with the RMB 541.6 million from 2002 operations. The Company’s operating margin increased to 9.1% in 2003, as compared with 5.7% in 2002. The increase in operating margin reflects improvement of the market operating situation as well as a realization of the benefits from the economies of scale of the Company.

Net financing costs in 2003 decreased by RMB 44.9 million from RMB 210.8 million in 2002 to RMB 165.9 million 2003. This decrease was primarily due to the repayment of certain bank loans in 2003 along with the increase of cash generated from operating activities and the corresponding significant decrease in expenditure of loan interest.

In 2003, the Company recorded a profit before taxation of RMB 877.1 million, representing an increase of 165.2% when compared with the profit before taxation of RMB 330.7 million in 2002. The Company’s net profit for 2002 was RMB 209.1 million, and the net profit for 2003 was RMB 633.9 million, representing an increase of 203.2% when compared to that of 2002. The net profit margin for 2003 increased to 5.5%, compared to 2.2% for 2002.

Liquidity and Capital Resources

The Company has principally relied on cash generated from operating activities, bank loans and share capital to finance its capital expenditures and working capital.

The Company’s net cash flow derived from operating activities is generally much higher than its net profit, mainly due to substantial depreciation. In 2003, the Company’s net cash flow from operating activities was RMB 1,616.6 million, with an increase of RMB 579.5 million as compared with the RMB 1,037.1 million net cash flow in 2002. The net cash flow in 2003 was primarily adjusted by (i) profit before taxation of RMB 877.1 million; (ii) depreciation expenses of RMB 890.8 million; and (iii) interest expenditure of RMB 142.8 million. As of 31 December 2003, the accounts receivable and bills receivable of the Company amounted to RMB 423.1 million, equivalent to a sales volume of approximately 14 days in 2003.

In 2003, the net cash used in investing activities amounted to RMB 348.6 million. The funds were mainly used for the technical improvement of phenol-acetone and ethylene glycol units.

The Company’s short-term and long-term loans are primarily obtained from PRC financial institutions. In 2003, the Company repaid a total of RMB 3,065.1 million of its short-term loans and RMB 719.8 million of its long-term loans, while it borrowed RMB 2,560.0 million in short-term loans and RMB 205.7 million in long-term loans. As of 31 December 2003, the Company’s total loans taken from banks was RMB 2,684.8 million (including RMB 1,070.0 million in short-term loans and RMB 18.4 million in long-term loans due within one year), a 27.5% decrease from the RMB 3,703.9 million in bank loans (including RMB 1,575.0 million in short-term loans and RMB 201.4 million in long-term loans due within one year) as of 31 December 2002. This was primarily due to the substantial decrease in bank loans resulting from repayment, an increase in the cash generated from operating activities, and a decrease in cash expenditure for investment as the Company did not carry out any project involving large capital expenditure in 2003.

The Company expects to incur capital expenditures of RMB 300.0 million in 2004 and of RMB 400.0 million in each of 2005 and 2006. These capital expenditures will mainly be used for the technical improvement projects of the Company. The Company believes that its net cash flow from operating activities and new bank loans will be sufficient to cover the Company’s expected capital expenditures for the above periods.

Gearing Ratio

The Company’s gearing ratio was 47.5% in 2003, compared with 73.8% in 2002. Such decrease was mainly due to the decrease in both long-term and short-term debts caused by repayment of certain bank loans and an increase in cash generated from operating activities in 2003.

The gearing ratio is calculated by dividing the total amount of both long-term and short-term bank loans by the shareholders’ equity.

Contingent Liabilities

As of 31 December 2003, the Company had no significant contingent liabilities.

Purchase, Sale and Investment

For the year ended 31 December 2003, there was no material purchase, sale or investment in connection with the Company’s subsidiaries and associates.

Pledges of Assets

As of 31 December 2003, there was no significant pledge of assets by the Company.

Exposure to Fluctuations in Exchange Rates and Any Related Hedges

The Company is exposed to exchange rate risks primarily due to its foreign currency denominated long-term debt and, to a limited extent, its cash and cash equivalents being denominated in foreign currencies. The Company had not been engaged in any foreign currency hedging activities for the year ended 31 December 2003.

Prospects

Looking forward to 2004, since the international economic situation has had further improvements recently, the Board of Directors believes that internationalization will be an increasingly common phenomenon in the domestic market of China as a result of China’s accession to the WTO. The establishment and commencement of production of a number of joint venture petrochemical enterprises will not only intensify market competition, but will also exert significant influence on the production and operations of the petrochemical industry in China. Nevertheless, the Board of Directors is confident that the momentum of the continuous growth of China’s economy will further stimulate the increase in demand for petrochemical products. The Company will closely monitor the market’s development, seize market opportunities, make use of the advantages gained in the completion of the technology upgrading program, and further improve the operating results of the Company through continuous implementation of its development strategies. These strategies include:

1)	Attain long-term and full-load operation of the Company’s production facilities through reinforcing production management. The Company has come upon the knowledge that long-term and full-load operation of the Company’s production facilities is conducive to the improvement of the operating results of the Company. In 2004, the Company will institute strict technological management, reinforce process control to continuously improve the operational level, rely on technological advancement and technical innovation measures to eliminate the bottlenecks and hidden problems existing in the production facilities in order to further improve the output volume of the main products of the Company, and thereby guarantee further improvement of the Company’s operating results.

2)	Vigorously carry out technical improvements to build a technical platform for the development of the Company. In 2004, the Company will further increase the technical elements in the Company’s products through continuous technical improvement, and improve the profitability of the Company’s products by dedicating its efforts to the development of new products; thus enabling the Company to stand at a more advantageous position in the face of intense market competition, by means of scientific and technical advancement.

3)	Build up a modern operation concept, and further improve on sales and marketing activities. In 2004, the Company will continue to reinforce customer relationship management, and gradually implement a management system based on customer performance evaluations and further enhance the after-sales services. The Company will also continue to implement sales by order strategies, to maintain efforts at perfecting technical services, to stabilize the customer list to improve the market shares of the Company’s products, to reduce logistics costs by further optimizing logistics management, and to clear logistics channels to provide better logistics services to the clients.

4)	Continuously improve the management skills of the Company by reinforcing basic management. In 2004, the Company will take the opportunity to improve its internal control system by adopting the requirements on normalizing management of listed companies promulgated by regulatory bodies in various jurisdictions, in a manner suitable to the Company, and guarantee that all work is done in a standardized, normalized and proceduralized manner. The Company will also enhance the corporate management level and the corporate image on a full scale by facilitating information technology construction.

Contractual Obligations

The following table sets forth the Company’s obligations to make future payments under contracts as of 31 December 2003:

	As of 31 December 2003 payment due by period
	Total	2004	2005	2006
	(RMB in thousands)
Contractual obligations
Short-term debts	1,170,000	1,170,000	—	—
Long-term debts	1,614,760	18,401	709,193	887,166

Total contractual obligations	2,784,760	1,188,401	709,193	887,166

REPORT OF THE BOARD OF DIRECTORS

Dividends and Proposed Profit Appropriations

The Company did not declare any interim dividends for the six months ended 30 June 2003.

On 2 April 2004, the Board of Directors resolved to recommend the distribution of a final dividend to all shareholders at RMB 0.05 per share for the year ended 31 December 2003, during the Annual General Meeting.

The shareholders on the register of members as of 18 May 2004 will be entitled to a final dividend. The Company will temporarily close the register of members from 19 May 2004 to 18 June 2004 (both days inclusive), during which time no share transfer will be effected.

In order to qualify for the distribution of the final dividend, all transfer forms accompanied by relevant share certificates must be lodged with the share transfer registry of the Company (Hong Kong Securities Clearing Company Limited (“HKSCC”), at 19/F, Hopewell Centre, 183 Queen’s Road, Hong Kong) no later than 4:00 p.m. of the last transaction day immediately preceding the date of suspending the register of members for share transfer, i.e., 18 May 2004.

Upon the approval of shareholders at the Annual General Meeting to be held on 18 June 2004, the proposed final dividend for the year ended 31 December 2003 will be a total of RMB 168.7 million, which will be distributed to qualified shareholders on or before 2 July 2004.

Connected Transactions

As stated in the prospectus of the Company (the “Prospectus”) issued in June 1997 in connection with its global public offering, SEHK has granted conditional waivers to the Company from strict compliance with the Rules Governing the Listing of Securities on the SEHK (“Listing Rules”) in respect of certain connected transactions mentioned in the Prospectus.

The independent non-executive directors confirm that during the year ended 31 December 2003, (i) relevant connected transactions were entered into by the Company in the ordinary and usual course of its business, either on normal commercial terms or on terms that are otherwise fair and reasonable so far as the shareholders of the Company are concerned; and either in accordance with the terms of the agreement governing each such transaction or on terms no less favorable than terms available to/from independent third parties, and (ii) the amount of each category of the connected transaction has not exceeded its relevant cap as stated in the Prospectus.

The auditors of the Company have reviewed the transactions described above and have confirmed with the Board of Directors that:

(a)	the transactions described above have been approved by the Board of Directors; and

(b)	the transactions described above have been entered into in accordance with the terms of the agreements governing such transactions, or where there is no such agreement, nothing came to their attention that caused them to believe the transactions described above were not conducted on normal commercial terms (which expression was applied by reference to transactions of a similar nature made by similar entities within the PRC).

Purchase, Sale or Redemption of the Company’s Listed Securities

For the year ended 31 December 2003, there was no purchase, sale, redemption or cancellation of any of the Company’s listed securities.

Major Litigation or Arbitration

For the year ended 31 December 2003, the Company was not involved in any material litigation or arbitration.

Disclosure of Major Events

1)	At the 2002 Annual General Meeting of the Company held on 27 June 2003, the Company decided to continue appointing KPMG and KPMG Huazhen as its international and domestic auditor, respectively.

2)	At the 2002 Annual General Meeting of the Company held on 27 June 2003, the following 12 persons were elected to comprise the third session of the Board of Directors : Du Guosheng, Wang Yuying, Wang Yongjian, Yang Qingyu, Wang Ruihua, Xu Hongxing, Cui Guoqi, Xiang Hanyin, Zhang Haoruo, Zhang Yanning, Liu Haiyan and Yang Xuefeng, among whom, Mr. Zhang Haoruo, Mr. Zhang Yanning, Mr. Liu Haiyan and Mr. Yang Xuefeng were elected as non-executive independent directors of the Company; the following 9 persons were elected to comprise the third session of the Board of Supervisors of the Company: Shang Bo, Ren Jinxiang, Wang Guifen, Wang Shulan, Liu Changwei, Rong Guozhong, Zhang Jianjun, Geng Dianming and Zhao Shaohua, among whom, Mr. Geng Dianming and Mr. Zhao Shaohua were elected as independent supervisors of the Company.

3)	At the first meeting for the third session of the Board of Directors held on 27 June 2003, Mr. Du Guosheng was elected as the Chairman of the Board of Directors, and Mr. Yang Qingyu was elected as the Vice Chairman of the Board of Directors of the Company. It was resolved that Mr. Xu Hongxing be appointed as the General Manager of the Company, Mr. Zhao Qichao be appointed as the Deputy General Manager of the Company, Mr. Guo Hong be appointed as the Chief Financial Officer of the Company, and Mr. Zhou Quansheng be appointed as the Board Secretary of the Company. It was resolved that an audit committee be comprised of Zhang Haoruo, Zhang Yanning, Liu Haiyan and Yang Xuefeng; Mr. Yang Xuefeng was elected as the Chairman of the audit committee.

4)	At the first meeting for the third session of the Board of Supervisors of the Company held on 27 June 2003, Mr. Shang Bo was elected as the Chairman of the Board of Supervisors.

Audit Committee

The Board of Directors has established an audit committee in 2002. For the year ended 31 December 2003, the audit committee was composed of Mr. Zhang Haoruo, Mr. Zhang Yanning, Mr. Liu Haiyan and Mr. Yang Xuefeng, the independent directors of the Company. Mr. Yang Xuefeng was elected as the Chairman of the audit committee. The audit committee is responsible for the review and supervision of the Company’s financial reporting process and internal control as set out in the Code of Best Practice. For the year ended 31 December 2003, the audit committee held two meetings. The audit committee, together with the management of the Company, has reviewed the accounting policies adopted by the Company, and has discussed about the contents of the auditing, internal supervising and the financial statements.

Employees’ Benefit, Retirement Scheme and Employee Housing Subsidy

As of 31 December 2003, the Company had 10,207 employees as compared with 10,366 employees in 2002, representing a decrease of 159 employees. In addition, the Company offered its employees the opportunities for education and training based upon its development and actual performance of the employees.

Under the relevant laws and regulations of the PRC, the policy for the allocation of housing as welfare benefits has ceased to apply. The Company is considering detailed measures for payment of housing subsidies through increasing wages or making lump sum payments to qualified employees. Once determined, these measures will be reflected in the financial statements of the Company of the relevant year. As disclosed in the Company’s Prospectus dated 17 June 1997, Yanshan Company is willing to pay such a lump sum payment. For this purpose, the Company is not expecting any cash outflows.

Basic Medical Insurance for Employees

According to the Beijing Municipal Government Order (2001) No. 68, and in line with the arrangements of Beijing Municipal Labor Security Authority, the Company has implemented the Regulations of Beijing Municipality on Basic Medical Insurance (the “Regulations”) on 1 September 2002. Prior to the implementation of such Regulations, the Company has been complying with relevant State regulations by drawing 14% of the employees’ total current wages as welfare fees to be used for the medical expenditure of the Company, whilst relevant welfare fees were set out in the labor costs of the Company for the specific current term. After the implementation of the Regulations, the medical insurance fees to be paid represented 9% of the total wages, and such amount has been included in the 14% employee welfare fees to be drawn by the Company. As a result, there will be no impact on the income statement and the balance sheet of the Company upon implementation of the Regulations.

Impact of the Recent Economic Development

Unstable factors inevitably exist in the international economy, which might bring adverse impact on the production and operation of the Company in the near future. Nevertheless, the Company believes that the steady growth of China’s economy will undoubtedly lead to a further increase in the demand for the products of the Company, whilst the commissioning of the ethylene facilities with 710,000 tons capacity will elaborate the scale merit of the Company. The Company believes that, through the implementation of various effective operating and development strategies, it will be able to provide satisfactory returns to the shareholders.

Trust Deposits

As of 31 December 2003, the Company did not have any trust deposits with any financial institutions in the PRC. The Company has not encountered any difficulty with respects to withdrawing its deposits.

Compliance with the Code of Best Practice

The Board of Directors believes that, for the year ended 31 December 2003, the Company complied with the Code of Best Practice as set out in Appendix 14 of the Listing Rules.

PUBLICATION OF DETAILED RESULTS ANNOUNCEMENT ON SEHK’S WEBSITE

A detailed Annual Results Announcement containing all the information in respect of the Company required by paragraphs 45(1) to 45(3) of Appendix 16 of the Listing Rules will be published on SEHK’s website in due course.

RESIGNATION OF AN INDEPENDENT NON-EXECUTIVE DIRECTOR

The Board of Directors of the Company wishes to announce that Mr. Zhang Haoruo, an independent non-executive director of the Company, passed away on 27 March 2004.

The Board of Directors of the Company would like to take this opportunity to extend their deepest sympathy and condolences to the family of the late Mr. Zhang and express their gratitude for his devotion and dedication to the Company during his tenure of office.

It is not expected that there will be any disruption to the operations of the Company due to Mr. Zhang’s resignation. The Company currently has no intention of making any arrangement to fill the resulting vacancy. As the Company will still continue to have three independent non-excutive directors, it is in full compliance with Rule 3.19(2) of the Listing Rules.

PROPOSED AMENDMENTS TO ARTICLES OF ASSOCIATION

It is proposed that the Articles of Association of the Company be amended to reflect the amended provisions of Appendix 3 to the Listing Rules. Such amendments involve conformation with the following:

(1)	where any shareholder is, under the Listing Rules, required to abstain from voting on any particular resolution or restricted to voting only for or only against any particular resolution, any votes cast by or on behalf of such shareholder in contravention of such requirement or restriction shall not be counted;

(2)	the minimum 7-day period for lodgment by any shareholder of the Company of the notice to nominate a director shall commence no earlier than the day after the despatch of the notice of the meeting appointed for such election and end no later than 7 days before the date of such meeting; and

(3)	directors shall abstain from voting at the board meeting on any matter in which any of his associates has a material interest and are not to be counted towards the quorum of the relevant board meeting.

The above proposed amendments are subject to the approval of the shareholders of the Company in the Annual General Meeting by way of special resolution.

By Order of the Board of Directors

Du Guosheng

Chairman

2 April 2004, Beijing, the PRC

*	As at the date of the announcement, the Board of Directors of the Company is comprised of Mr. Du Guosheng, Mr. Yang Qingyu and Mr. Xu Hongxing as executive directors, Ms. Wang Yuying, Mr. Wang Yongjian, Mr. Wang Ruihua, Mr. Cui Guoqi and Mr.Xiang Hanyin as non-executive directors, and Mr. Zhang Yanning, Mr. Liu Haiyan and Mr. Yang Xuefeng as independent non-executive directors.

NOTICE OF ANNUAL GENERAL MEETING

NOTICE IS HEREBY GIVEN that the 2003 Annual General Meeting of the Company will be held on Friday, 18 June 2004, at No.1 Beice, Yingfeng Erli, Yanshan, Fangshan District, Beijing, the PRC at 9:00 a.m. sharp to consider, approve and authorize the following matters:

As general resolutions:

1.	to consider and approve the 2003 report of the Board of Directors of the Company;

2.	to consider and approve the 2003 report of the Board of Supervisors of the Company;

3.	to consider and approve the audited financial statements of the Company for the year ended 31 December 2003;

4.	to consider and approve the proposed profit appropriation plan of the Company for 2003;

5.	to determine the remuneration of the directors and supervisors of the Company for 2004;

6.	to consider and approve the appointment of KPMG and KPMG Huazhen as the Company’s international and domestic auditors, respectively, for the fiscal year 2004, and to authorize the Board of Directors of the Company to determine their remuneration; and

7.	to transact any further business, if necessary.

As special resolutions:

To consider and approve the amendments to the Articles of Association of the Company in accordance with Appendix 3 of the Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong Limited (“Listing Rules”) and resulting from the resignation of Mr. Zhang Haoruo. Details of the amendments to the Articles of Association are set out as follows:

(1)	That the following be added to Article 72 as its paragraph 2:

“Where any shareholder is, under the Listing Rules (as such term is defined in The Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited), required to abstain from voting on any particular resolution or restricted to voting only for or only against any particular resolution, any votes cast by or on behalf of such shareholder in contravention of such requirement or restriction shall not be counted.”

(2)	That paragraph 2 of Article 95 be deleted and replaced by the following:

“The minimum length of the period, during which notice to the Company of the intention to propose a person for election as a director and during which notice to the Company by such person of his willingness to be elected may be given, will be at least 7 days. The aforesaid period for lodgment of the notices will commence no earlier than the day after the despatch of the notice of the meeting appointed for such election and end no later than 7 days prior to the date of such meeting.”

(3)	That the following be added to Article 104 as its paragraph 4:

“Subject to the exceptions set out in Note 4(1) to Appendix 3 of the Listing Rules, a director shall not vote on any board resolution approving any contract or arrangement or any other proposal in which he or any of his associates (as such term is defined in The Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited) has a material interest nor shall he be counted in the quorum present at the same board meeting.”

By Order of the Board of Directors

Du Guosheng

Chairman

2 April 2004, Beijing, the PRC

The Registered Office:

No. 1 Beice, Yingfeng Erli,

Yanshan, Fangshan District,

Beijing, the PRC

Postal Code:102500

Notes:

(A)	Holders of the Company’s overseas listed foreign invested shares (in the form of H Shares) whose names appear on the Register of Members of the Company at close of business on Tuesday, 18 May, 2004 are entitled to attend the Annual General Meeting upon presentation of their passports or other identity papers documenting their authorization.

(B)	According to the Company’s Articles of Association, the register of members of the Company will be closed 30 days before the date of the Annual General Meeting; therefore, such register will be closed from Wednesday, 19 May 2004 to Friday, 18 June 2004 (both days inclusive), during which time no H share transfer will be affected.

(C)	Each shareholder who has the right to attend and vote at the Annual General Meeting is entitled to appoint one or more proxies, whether they are members or not, to attend and vote on his behalf at the Annual General Meeting.

(D)	A proxy of a shareholder who has appointed more than one proxy may only vote on a poll.

(E)	The instrument appointing a proxy must be in writing under the hand of the appointor or his attorney. If that instrument is signed by an attorney of the appointor, the power of attorney must be notarially certified. To be valid, the notarially certified power of attorney and the form of proxy must be delivered to the registered office of the Company not less than 24 hours before the time appointed for the holding of the Annual General Meeting.

(F)	Shareholders intending to attend the Annual General Meeting should return the reply slip for attending the Annual General Meeting to the Secretary’s Office of the Company before Friday, 28 May 2004 personally or by mail, cable or facsimile.

(G)	Shareholders attending the Annual General Meeting are responsible for their own transportation and accommodation expenses.

(H)	The details of the Secretary’s Office of the Company are as follows:

No. 1 Beice, Yingfeng Erli,

Yanshan, Fangshan District,

Beijing, the PRC

Postal Code: 102500

Tel: (8610) 6934-5924

Fax: (8610) 6934-5448

Please also refer to the published version of this announcement in the (South China Morning Post)